THE INTEGRITY FUNDS

AMENDED AND RESTATED MANAGEMENT FEE WAIVER and EXPENSE REIMBURSEMENT AGREEMENT

AGREEMENT, effective August 22, 2019 between Viking Fund Management, LLC, (the “Adviser”) and The Integrity Funds (the “Trust”) on behalf of each series of the Trust listed below (each a “Fund” or collectively, “the Funds”).

WHEREAS, the Trust currently retains the Adviser to render investment advisory services to the Funds, and the Adviser is willing to furnish such services to the Funds;

WHEREAS, the Trust and Adviser were parties to that certain Management Fee Waiver and Expense Reimbursement Agreement dated November 28, 2018 (the “Previous Agreement”) whereby the Adviser has agreed to waive its fees and/or reimburse expenses to the extent necessary under the Previous Agreement; and

WHEREAS, the Trust and the Adviser desire to amend and restate the Previous Agreement in its entirety to extend the term with respect to the Integrity Dividend Harvest Fund.

NOW THEREFORE, in consideration of the promises and mutual covenants contained in the Investment Advisory Agreement between the parties and herein, it is agreed between the Funds and the Adviser that the Adviser agrees to waive its management fee and reimburse expenses, other than taxes, brokerage fees, commissions, extraordinary or non-recurring expenses and acquired fund fees and expenses with respect to:

1.             The Williston Basin Mid-North America Stock Fund through November 29, 2019, so that Net Annual Operating Expenses of the Fund do not exceed 1.50% for Class A shares, 2.00% for Class C shares, and 1.00% for Class I shares.

2.         The Integrity Growth & Income Fund through November 29, 2019, so that Net Annual Operating Expenses of the Fund do not exceed 1.25% for Class A shares, 2.00% for Class C shares, and 1.00% for Class I shares.

3.         The Integrity High Income Fund through November 29, 2019, so that Net Annual Operating Expenses of the Fund do not exceed 0.89% for Class A shares, 1.64% for Class C shares, and 0.64% for Class I shares.

4.         The Integrity Dividend Harvest Fund through November 29, 2020, so that Net Annual Operating Expenses of the Fund do not exceed 0.95% for Class A shares, 1.70% for Class C shares, and 0.70% for Class I shares.

5.         The Integrity Energized Dividend Fund through November 29, 2019, so that Net Annual Operating Expenses of the Fund do not exceed 1.05% for Class A shares, 1.80% for Class C shares, and 0.80% for Class I shares.

        FURTHERMORE, under this expense limitation agreement, the Adviser is entitled to recoup such amounts waived or reimbursed for a period of up to three years from the date upon which the Adviser waived fees or reimbursed expenses for the Fund. The Fund will make repayments to the Adviser only if such repayment does not cause the annual Fund operating expenses (after the repayment is taken into account) to exceed both (1) the expense limitation in place when such amounts were waived and (2) the Fund’s current expense limitation. Amounts waived or reimbursed by the Adviser prior to November 28, 2018 are not eligible for repayment.

        IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of August 22, 2019.

THE INTEGRITY FUNDS                                                            VIKING FUND MANAGEMENT, LLC

By: _________________________________                       By: ______________________________

        President                                                                                            President

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